Gladstone Resources, Inc.
-----------------------------------------------------------------
1998 ANNUAL REPORT

For the year ended December 31, 1998

Dear Shareholders:

     In January of 1999, a group of investors acquired a majority stock ownership in Gladstone from the Brooks family and others.

We believe Gladstone will present an excellent opportunity for investing in the domestic oil and gas industry.

     Many changes have occurred over the last twelve months

which will impact the strategy of Gladstone.   Under the watch of

the previous management, 1998 proved to be a difficult year for

Gladstone.  Declining commodity prices coupled with several

exploratory failures, caused Gladstone's balance sheet to shrink by 45%.

     The posted well head prices for oil fell below $10 per barrel in

late 1998 and remained there through February of 1999.   In

March, the prices started to rebound.  However, many producers have lost the desire or financial ability to continue.  We

believe that many producers will sell off assets to bring those producers'

debt into compliance with loan agreements.  Further, major oil companies continue to consolidate.  These mergers have caused properties that fail to fit their global philosophy to be

liquidated.  These events have caused a window of opportunity that we believe should exist through mid-year 2000.  We further believe that properties will be available to companies that have the means in place for acquisition.  We plan on Gladstone being one of those companies.

     Our plans for Gladstone include an initial acquisition of

properties that will increase our asset base. We then plan

to strengthen our capital position, and when combined with anticipated debt facilities should allow us to expand our acquisition possibilities.

We believe that we have brought together an experienced and

diversified Board of Directors.  Your Directors have made a

commitment to expand the management with competent and experienced team of professional individuals who will work together to build a quality asset base.  We believe that the remainder of 1999 and

2000 can be significant years in the corporate life cycle of

Gladstone.  Increasing the value for the shareholders is going to be our primary focus for Gladstone's future.



Yours truly.
GLADSTONE RESOURCES, INC.



/s/ CHARLES B. HUMPHREY       /s/ JOHNATHAN M. HILL
Charles B. Humphrey           Johnathan M. Hill
Chairman                      President

                           THE COMPANY

     Gladstone Resources, Inc. (the "Company") is an independent oil and gas company engaged in the acquisition of, exploration for and production of oil and natural gas. The Company, a Washington corporation, presently conducts its exploration, production and acquisition activities primarily in Texas and New Mexico.


                     SELECTED FINANCIAL DATA

     Selected financial data for the fiscal years indicated is as follows:


                                                           Year Ended December  31,
                      -----------------------------------------------------------------------------
                               1998         1997           1996           1995           1994
                               ----         ----           ----           ----           ----
Operations
Revenues                      $ 264,002    $ 511,477      $ 472,915      $ 405,366       $  429,556
Net Income (loss) before
 extraordinary item            (486,267)    (196,662)        73,752        (48,110)         (20,606)
Net income (loss)              (486,267)    (196,662)        73,752        (48,110)         (20,606)
Net income (loss) per
 share (1)                      (   .11)    (    .05)           .02        (   .01)         (   .00)

Balance Sheet
Current assets                $  29,501     $274,282     $  314,791      $ 160,584       $  175,314
Current liabilities              21,729       55,005         59,900         54,510          169,830
Working capital (deficit)         7,772      219,277        254,891        106,074            5,484
Total assets                    620,450    1,141,293      1,369,710      1,276,059        1,450,263
Long-term debt                        0            0              0              0           60,000
Stockholders' equity            598,721    1,084,988      1,369,710      1,207,898        1,256,008
Current ratio                      1.35         4.98           5.25           2.94             1.03

(1) The Company has not declared nor paid any dividends during any of the periods presented.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS

Fiscal 1998 Results Compared to Fiscal 1997 Results

     The net loss for fiscal 1998 was $486,267, or $.11 per share, compared to net loss of $196,662, or $.05 per share, in fiscal 1997. This difference of $289,605 was primarily the result of a decrease in revenue, as discussed below.

     Oil and gas sales decreased $247,475, or 48%, to $264,002 in fiscal 1998 from $511,477 in fiscal 1997. Fiscal 1998 oil and gas production was 28% lower than 1997 (continued depletion of current properties with no new wells being added). On the basis of 6 mcf of gas being equivalent to 1 barrel of oil, total fiscal 1998 gas production decreased 32%. The total oil and gas revenue drop of 48% was due to decrease in production and a decrease in prices.

     The Company's costs and expenses decreased $104,618, or 16%. Oil and gas production costs decreased $7,343 or 5%, to $130,912 in fiscal 1998 from $138,255 due to decreased production. Dry hole and abandonment costs decreased $218,867 or 47% to $243,764 in fiscal 1998 due to participation in fewer wells. Depletion, depreciation and amortization decreased from $133,103 to $102,215, or 23%, in fiscal 1998 due to decreased production. General and administrative costs decreased from $12,851 to $11,162 or 13% in fiscal 1998 as a result of small decreases in a variety of items. The Company reversed entry of an accrued tax to the State of Texas for franchise taxes that resulted in a current year income of $35,648. Legal, audit and accounting costs increased from $9,623 to $12,704, or 32%, in fiscal 1998 as a result of the Company's proposed merger with Exco Resources, Inc., which merger was terminated January 19, 1999. The decreases in costs were more than offset by an asset impairment charge of $181,946 to reflect the value of the Schleicher and Kent County properties that were sold on January 19, 1999. See Note 9 to the Financial Statements.

Fiscal 1997 Results Compared to Fiscal 1996 Results

     The net loss for fiscal 1997 was $196,662, or $.05 per share, compared to net income of $73,752, or $.02 per share, in fiscal 1996. This difference of $270,414 was primarily the result of an increase in dry hole and abandonment costs.

     Oil and gas sales increased $38,562, or 8%, to $511,477 in fiscal 1997 from $472,915 in fiscal 1996 due to increased gas production and increased average oil price.

     The Company's costs and expenses increased by $386,750, or 165%, from $234,363 in fiscal 1996 to $621,113 in fiscal 1997. Oil and gas production costs decreased $25,819, or 15%, to $138,255 in fiscal 1997 from $164,074 in fiscal 1996 due to a decrease in operating expenses. Dry hole and abandonment costs increased to $462,631 in fiscal 1997 from $97,544 in fiscal 1996. Changes in this item are due to increased drilling. The $22,756, or 20%, increase in depreciation, depletion and amortization from $110,347 in fiscal 1996 to $133,103 in fiscal 1997 is a result of increased production. General and administrative costs were $12,851 for fiscal 1997 as compared to $18,222 in fiscal 1996, an decrease of $5,371, or 29%, due to relatively small decreases in a variety of items.

Liquidity and Capital Resources

     The Company has financed its operating and capital expenditure requirements to date principally through cash flow from operations.

     Cash decreased $90,699 to $23,372 at December 31, 1998, from $114,071 at December 31, 1997. Accounts receivable decreased $45,948 to $6,129 from $52,077 during the corresponding periods, and accounts payable increased $2,372 to $21,729 from $19,357. These amounts for cash, accounts receivable and accounts payable reported by the Company at its fiscal year-end Balance Sheet dates reflect temporary fluctuations related to the timing and status of the Company's projects and the timing of payments, invoices and billings related to such projects. Accounts receivable includes accounts due from joint interest owners for operating and drilling costs paid by the Company on their behalf.

     As of the date of this report, the Company did not have bank credit facilities.

Inflation and Changing Prices

     The impact of inflation, as always, is difficult to assess. During the three years ended December 1998, the oil and gas industry remained depressed. As a result, the Company experienced continued weakness in demand and in prices received for its oil and gas production. The general softening of the market has, however, also reduced the cost of labor, materials, contract services, and other operating costs. The Company cannot anticipate whether the present trend of low inflation will remain; however, a sudden increase in inflation and/or an increase in operating costs coupled with a continuation of low oil prices could have an adverse effect on the operations of the Company.

Year 2000 Readiness Disclosure

     "Year 2000," or the ability of computer systems to process dates with years beyond 1999, affects almost all companies and organizations. Computer systems that are not Year 2000 compliant by January 1, 2000 may cause material adverse effects to companies and organizations that rely upon those systems.

     The Company's timely receipt of royalty income will largely depend upon performance of computer systems and computer-controlled equipment of the operators of the Company's oil and gas producing properties and other third parties including oil and natural gas purchasers and significant service providers such as electric utility companies and natural gas plant, pipeline and gathering system operators. The Company is seeking written verification from its operators that they will be Year 2000 compliant. The Company anticipates that the cost of seeking verification will be minimal. The Company believes that it is not practical to independently verify the response it receives because the cost would not be affordable.

     The Company has undertaken an inventory of its financial software and hardware systems for Year 2000 readiness. The Company used an outside consultant to assist in this review. The outside consultant has completed his review and identified the required upgrades. All required upgrades to the Company's financial software and hardware system are expected to be complete by October 30, 1999. The cost of the outside consultant, as well as the cost of upgrade, is expected to be minimal.

     The failure to remediate critical systems (software or hardware), or the failure of a material third party to resolve critical Year 2000 issues could have a serious adverse impact on the Company's ability to continue operations and meet obligations. Any Year 2000 problems that do occur will likely manifest themselves in reduced production through equipment shut down or impaired liquidity through an inability of the Company's customers to take delivery or to process payment. At the current time, the Company believes that any interruption in operation will be minor and short-lived. However, until the Company's review has progressed, it is impossible to accurately identify the risks, quantify potential impacts or establish a contingency plan. The Company currently intends to complete its contingency planning by October 30, 1999.

                     INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
Gladstone Resources, Inc.

     I have audited the accompanying consolidated balance sheets of Gladstone Resources, Inc. and Subsidiary (a Washington corporation) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

     I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

     In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gladstone Resources, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flow for the three years then ended in conformity with generally accepted accounting principles.




                                /s/ Harold Ratcliff
                             Certified Public Accountant


Dallas, Texas
February 19, 1999

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
                      CONSOLIDATED BALANCE SHEET
                      December 31, 1998 and 1997

                                ASSETS


                                         1998            1997
                                   -------------    ------------
Current assets:
 Cash                               $   23,372      $ 114,071
 Accounts receivable                     6,129         52,077
 Investments                                 -        108,134
                                   -----------      ---------
 Total current assets                   29,501        274,282
                                   -----------     ----------
Property and equipment:
 Gas and oil properties
  (successful efforts method)        1,811,235      2,044,925
 Equipment                              17,128         29,851
                                   -----------     ----------
                                     1,828,363      2,074,776
 Less accumulated depletion
  and depreciation                  (1,280,631)    (1,259,687)
                                   -----------     ----------
 Total property and equipment
                                       547,732        815,089
                                   -----------     ----------
Other assets:
 Organizational cost                         -          4,954
  Cost in excess of amount
   assigned to net assets of           337,000        337,000
   subsidiary at date of          ------------    -----------
   acquisition
                                       337,000        341,954
 Less accumulated amortization        (293,783)      (290,032)
                                  ------------   ------------
 Total other assets                     43,217         51,922
                                  ------------   ------------
                                   $   620,450     $1,141,293
                                  ------------   ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable                  $    21,729     $   19,357
 Accrued expenses                            -         35,648
                                   -----------     ----------
  Total current liabilities             21,729         55,005
                                   -----------     ----------
Deferred income taxes                        -          1,300
                                   -----------     ----------

Stockholders' equity:
 Common stock                          150,000        150,000
 Capital in excess of stated         1,230,134      1,230,134
  value
 Retained earnings (deficit)          (781,413)      (295,146)
                                  ------------    -----------
  Total stockholders' equity           598,721      1,084,988
                                  ------------    -----------

                                  $    620,450     $1,141,293
                                  ============    ===========


The accompanying notes are an integral part of this financial statement.

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF OPERATIONS
              For the three years ended December 31, 1998

                                           1998         1997       1996
                                         --------    --------    ---------
Sales:
 Gas and oil                             $264,002    $511,477     $472,915

Cost of Sales:
 Production taxes                          12,003      24,291       22,021
 Well operating expense                   118,909     113,964      142,053
                                         --------     -------     --------
                                          130,912     138,255      164,074
                                         --------     -------     --------
Gross profit on sales                     133,090     373,222      308,841
                                         --------    --------     --------
Expenses:
 Dry hole and abandonments                243,764     462,631       97,544
 Depletion                                 90,846     115,003      101,275
 Depreciation and amortization             11,369     180,100        9,072
 General and administrative                11,162      12,851       18,222
 Taxes                                        352       2,905          586
 Legal, audit and accounting               12,704      91,623        7,664
 Asset impairment charge                  181,946           -            -
 Recovery of taxes                        (35,648)          -            -
                                        ---------    --------     --------
                                          516,495     621,113      234,363
                                        ---------    --------     --------
Income (loss) from operations            (383,405)   (247,891)      74,478
Other income:
 Gain on sale of assets                         -      13,429            -
 Unrealized gain (loss) on               (108,134)       (937)           -
  investments
 Interest income                            3,972      11,877        7,637
 Recovery from uncollectable note               -           -        6,146
  receivable                            ---------   ---------     --------
Income (loss) before taxes               (487,567)   (223,522)      88,261
 Income taxes (benefit)-deferred           (1,300)    (26,860)      14,509
                                        ---------   ---------     --------
NET INCOME (LOSS)                       $(486,267)  $(196,662)    $ 73,752
                                        ==========  =========     ========

Earnings (loss) per share:
 Basic                                  $    (.11)  $    (.05)    $    .02
                                        =========   =========     ========
 Diluted                                $    (.11)  $    (.05)    $    .02
                                        =========   =========     ========


The accompanying notes are an integral part of this financial statement.

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
              For the three years ended December 31, 1998


                                         Capital
                                        Excess of    Retained
                             Stated      Stated      Earnings
                             Value(A)     Value     (Deficit)       Total
                             --------   ----------  ----------    ----------
Balance at January 1, 1996   $150,000   $1,230,134  $ (172,236)   $1,207,898
Net income for the
 year 1996                          -            -      73,752        73,752
                            ---------   ----------  ----------    ----------
Balance at December
 31, 19996                    150,000    1,230,134     (98,484)    1,281,650
Net loss for the year 1997          -            -    (196,662)     (196,662)
                            ---------   ----------   ----------    ---------
Balance at December
 31, 1997                     150,000    1,230,134    (295,146)    1,084,988
Net loss for the year 1998          -            -    (486,267)     (486,267)
                            ---------  -----------   ---------     ---------
Balance at December
                             $150,000   $1,230,134  $ (781,413)   $  598,721
                            =========  ===========  ==========    ==========

(A) Common stock consists of no par value shares only. There are 6,000,000 shares authorized and 4,244,060 shares issued and outstanding. The stated value for all outstanding shares is $150,000.

The accompanying notes are an integral part of this financial statement.

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF CASH FLOWS
              For the three years ended December 31, 1998


                                      1998         1997        1996
                                   --------     ---------    --------
Cash flows from operating
activities:
 Net earnings (loss)               $(486,267)   $(196,662)   $73,752
 Adjustments to reconcile net
 earnings to net cash provided
 by operating activities:
  Non-productive properties           58,970      100,545         -
   written off
  Depreciation, depletion and
    amortization                     102,215      133,112    110,347
  Change in accounts receivable       45,948        2,163    (18,209)
  Decrease in value of producing
    properties                       149,267            -          -
  Change in accounts payable           2,372       (7,672)     5,390
  Change in accrued expenses         (35,648)       2,777          -
  Decrease in value of listed        108,134            -          -
   securities
  Change in deferred income           (1,300)     (26,860)    14,509
   taxes                           ---------   ----------  ---------
  Net cash provided by (used by)     (56,309)       7,403    185,789
   operations                      ---------   ----------  ---------
Cash flows from investing
   activities:
 Investment in oil and gas           (34,390)     (45,749)   (36,890)
   properties
 Purchase of truck                         -            -    (12,901)
 Purchase of listed securities             -     (108,134)         -
                                  ----------  -----------  ---------
  Net cash used by investing         (34,390)    (153,883)   (49,791)
   activities                    -----------  -----------  ---------
  Net increase (decrease) in         (90,699)    (146,480)   135,998
   cash
Cash at beginning of year            114,071      260,551    124,553
                                  ----------   ----------  ---------
Cash at end of year               $   23,372   $  114,071  $ 260,551
                                  ==========   ==========  =========
Supplemental disclosure of cash
flow information
Cash paid (received) during the
period for:
 Interest paid                     $  -         $  -        $    -
 Federal income tax (refund)       $  -         $  -        $    -


The accompanying notes are an integral part of this financial statement.

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998

NOTE 1 - ORGANIZATION

     Gladstone Resources, Inc. was incorporated in the State of Washington on July 19, 1916. In March, 1973, the company acquired 100% ownership of Brooks NM, Inc. a Texas corporation (now named NM Corporation). The Company sells oil and gas in Texas and New Mexico. The sales to the customers are on open accounts receivable, which are unsecured.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     On an accrual basis, the Company uses the successful efforts method of accounting. This method follows the premise that an enterprise is to capitalize only those costs it incurs that directly result in an asset that has future benefits measured in terms of future cash flows.

     For purpose of consolidation all intercompany transactions have been eliminated.

     For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. There were no significant non-cash investing or financing activities during the three year period ended December 31, 1998.

     Depreciation, depletion and amortization are calculated using the straight-line and unit of production method over the estimated useful lives of the assets or production of the estimated recoverable oil and gas reserves. Vehicles are depreciated over a five year life. Organization expenses are amortized on a straight-line basis currently with a life of five years.

     For income tax reporting, the Company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Also, for tax purposes the Company deducts intangible drilling costs and capitalizes them on the successful efforts accounting method. Deferred income taxes had been recorded in prior years for the excess deductions, which will be taxable in future periods through reduced depreciation and cost depletion deductions for tax purposes.

     Investment tax credits are accounted for as a reduction of income tax expense in the year they are utilized under the flow-through method.

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

               GLADSTONE RESOURCES, INC. AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998



NOTE 3 - ACCOUNTS RECEIVABLE

     Of the net revenue interest amount of $6,129 due from oil and gas sales at December 31, 1998, $2,624 has been received from the operators as of the date of this report. Of the receivables due at December 31, 1997, $18,519 was due from the president/stockholder of the Company at that time.

NOTE 4 - NOTE RECEIVABLE AND RELATED BAD DEBT EXPENSE (RECOVERY)

     November 1, 1993, Gladstone agreed to loan Advanced Welding Technologies, Inc. a total of $350,000. As of December 31, 1993, $200,000 had been advanced on the loan. Management did not advance the balance of $150,000. The note was secured by substantially all of the assets of the borrower. The note was written off in 1994 and 1995. In 1996, the security was sold for $6,146 net of legal fees.

NOTE 5 - PROPERTY AND EQUIPMENT

Gas and oil properties
----------------------

     In March, 1973, Gladstone Resources, Inc. acquired 100% ownership of Brooks NM, Inc. (NM Corporation), a Texas corporation, in exchange for 338,000 shares of common stock. An additional 115,000 shares of common stock were issued October 12, 1975, in further consideration for additional capital costs incurred in securing price increases.

     NM Corporation, the subsidiary of Gladstone Resources, Inc., owns a 28.71% net revenue interest in 6 producing gas wells in San Juan County, New Mexico.

     On January 1, 1982, Gladstone Resources, Inc. purchased producing properties for $550,000 in Kent County, Texas. Previously in 1981, Gladstone purchased a 6.25% interest in a 207 acre lease with one producing well. The 1982 purchase consists of four leases on 3,035 acres with 68 producing wells. The reserves on some of the properties were reduced by production declines. These properties were sold for $20,000 in January, 1999, with an effective date of October 1, 1998, for income and expenses.

     From 1990 through 1994, the Company participated in successful wells in Schleicher and Pecos Counties in Texas. The reserves in Schleicher County were estimated by management to be 1,524,300 MCF's in 1994, there are currently seven producing wells and a pipeline. Gladstone Resources, Inc. has a 40.17% revenue interest in the Wilson-Pope wells in Schleicher County. The Schleicher County wells were sold for $295,000 in January, 1999, with an effective date of October 1, 1998, for income and expenses.

               GLADSTONE RESOURCES, INC. AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998


NOTE 5 - PROPERTY AND EQUIPMENT (CONTINUED)

Gas and oil properties
----------------------

     A summary of changes in the Company's gas reserves (in MCF'S) is as follows (oil reserves have been included as MCF's by multiplying barrels by 6). ALL RESERVE AMOUNTS INCLUDING THE REVISIONS HAVE BEEN FURNISHED BY MANAGEMENT. There are no "proved undeveloped reserves" according to management, other than in Schleicher County.

                                     Total for United States
                                --------------------------------
                                   1998       1997        1996
                                ---------  ---------   ---------
Beginning of year               1,293,559  2,040,641   2,222,664
Additions through exploration           -          -         760
  of leases
Adjustment to reserve (1)          (4,284)  (565,573)          -
Production                       (129,032)  (181,509)   (182,783)
                                ---------  ---------   ---------
Balance at end of year (2)      1,160,243  1,293,559   2,040,641

(1) Based on reevaluation of estimated reserves by management. The estimates were based on current production levels of all properties.
(2) In January, 1999, the Kent and Schleicher Counties properties including reserves of 976,459 MCF'S were sold. The remaining reserves consist of 183,784 MCF'S.

NOTE 6 - FEDERAL AND STATE INCOME TAXES

     A reconciliation of income tax expense (benefit) computed by applying the U.S. federal tax rates to loss from continuing operations before income taxes and extraordinary items and recorded income tax expense (benefit) is as follows:
                                   1998       1997         1996
                                ---------   ---------    --------
Tax expense (benefit) at        $ (73,135)  $ (33,528)   $ 13,239
  statutory rate
Non-deductible items               34,158      24,846       9,439
Change in valuation allowance      37,677     (18,178)     (8,169)
                                ---------  ----------     -------
Provision for income tax        $  (1,300)  $ (26,860)   $ 14,509
                                =========  ==========    ========

The components of the Company's deferred income taxes for 1998 and 1997 are as follows:

                                              1998       1997
                                           ---------   ---------
Amortization of asset cost                 $ (5,556)   $ (4,250)
Depreciation                                 11,323       9,972
Cost depletion                              (61,237)    (50,922)
Intangible Development costs                 (1,300)    (26,860)
Impairment of asset value                    27,292           -
Net operating loss carryforward              43,150      23,795
Valuation allowance                         (44,512)     (6,835)
                                           --------    --------
Total                                      $      -    $  1,300
                                           ========    ========

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998


NOTE 6 - FEDERAL AND STATE INCOME TAXES (CONTINUED)

Net operating loss deductions and credits carryforward consists of the following:

From year ending                   Year Expires     Losses      Credit
---------------------             -------------  ------------  --------
12-31-84                          12-31-99       $       -     $    384
12-31-94                          12-31-09         100,759            -
12-31-97                          12-31-12          57,877            -
12-31-98                          12-31-13         129,028            -
                                                 ---------     --------
                                                 $ 287,664     $    384
                                                 ============  ========

The Company files a consolidated tax return.

NOTE 7 - SIGNIFICANT ESTIMATES AND CONCENTRATIONS

     Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters included the following.

1.   Year 2000
     ---------

     Like all entities, the Company is exposed to risks associated with the Year 2000 issue which affects computer software and hardware; transactions with customers, vendors and other entities; and equipment dependent on microchips. The Company has begun but not yet completed the process of identifying and remediating potential Year 2000 problems. It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of the Year 2000 issue on third parties with which the Company does business. If remediation efforts of the Company or third parties with which it does business are not successful, the Year 2000 problem could have negative effects on the Company's financial condition and results of operations in the near term.

2. Major Customers
   ---------------

     In 1998, the Company has two customers which represent 47% and 23% of its total revenue.

NOTE 8 - RENT EXPENSE

     The Company pays rent on a month-to-month basis. The Company does not have a commitment on a lease contract. Rent expense for 1998, 1997 and 1996 was $6,606, $5,919 and $6,426, respectively.

NOTE 9 - COMMITMENTS

     Exco Resources, Inc. purchased all of the Company's producing properties in Schleicher and Kent Counties, Texas for $315,000 and the funds were received on January 19, 1999. The agreement to purchase the properties was completed on January 19, 1999, but was effective as of October 1, 1998. All revenue less all expenses relating to these properties will be paid to the purchaser for the period after October 1, 1998. Because the sale was completed in January, 1999, the sale was not entered on the books of the Company until 1999. The sales price of the properties was $181,946 less than the amount on the books of the Company; therefore a loss was recorded in 1998 for the impairment of asset value. The merger that had previously been entered into as of April 30, 1998, by an "Agreement and Plan of Merger" with Exco Resources, Inc., was also terminated. In a separate transaction the same day, Mr. Brooks, individually, purchased the same properties from Exco Resources, Inc. for $315,000.

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998

NOTE 9 - COMMITMENTS (CONTINUED)

On January 19, 1999, Mr. E. B. Brooks, Jr. agreed to sell all of the shares that he and his three daughters owned to a group of investors.

NOTE 10 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to certain operating agreements by and between the Company and Edward B. Brooks, Jr., Mr. Brooks serves as the operator of certain of the Company's oil and gas interests. Pursuant to such operating agreements, the Company paid the following described amounts to Mr. Brooks in 1997 and 1998 and Mr. Brooks paid the following described amounts to the Company in 1997 and 1998.

     Mr. Brooks paid the Company $90,802 and $72,602, respectively, in 1997 and 1998 as the Company's share of gas sales from properties in Schleicher County. The Company paid Mr. Brooks $68,881 and $52,306, respectively, in 1997 and 1998 for the Company's share of operating costs on properties in Kent County and Schleicher County. In 1998, the Company also paid Mr. Brooks $4,734 for the Company's share of operating expenses on the Schleicher and Kent County properties that were paid by Mr. Brooks in 1997.

     In 1997, the Company paid Mr. Brooks $228,472 for the Company's share of the cost of a seismic study on properties in Stonewall County and the cost of drilling two wells in other counties in Texas which turned out to be non-productive. In 1998, the Company paid Mr. Brooks $18,915 for the Company's share of the seismic study on properties in Stonewall County and $37,591 for the Company's share of the cost of drilling a well in Stonewall County that was nonproductive. In 1998, the Company paid $24,334 to Mr. Brooks for the Company's share of lease costs of properties in Stonewall County.

     In 1997 and 1998, the Company reimbursed Mr. Brooks $1,769 and $1,159, respectively, for expenses incurred by him in operating a Company owned vehicle that was provided to him for Company business.

                      OTHER FINANCIAL INFORMATION

Board of Directors and Stockholders
Gladstone Resources, Inc.

My report on my audit of the basic financial statements of Gladstone Resources, Inc. for 1998 and 1997 appears on page 6. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 18 through 28 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on it.



                                      /s/ Harold Ratcliff
                                      --------------------------------
Dallas, Texas                           Certified Public Accountant
February 19, 1999

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
                               EXHIBIT A
                         SUMMARY OF OPERATIONS
                    For the year ended December 31,



                             1998         1997         1996         1995        1994
                           -------      -------      -------      --------    -------
Sales
 Gas and oil             $ 264,002     $511,477     $472,915     $ 405,366  $ 429,556
Cost of sales:
 Production taxes           12,003       24,291       22,021        20,556     21,855
 Well operating expenses   118,909      113,964      142,053       127,406    138,664
                         ---------    ---------    ---------     ---------  ---------
Gross profit on sales      130,912      138,255      164,074       147,962    160,519
                        ----------    ---------    ---------     ---------  ---------
                           133,090      373,222      308,841       257,404    269,037
                        ----------    ---------    ---------     ---------  ---------
Expenses:
 Depletion                  90,846      115,003      101,275       114,456    130,608
 Depreciation and
  amortization              11,369       18,100        9,072        11,057     11,035
 Dryhole and abandonment   243,764      462,631       97,544        60,915     61,845
 General and                11,162       12,851       18,222        10,704     14,644
  administrative
 Interest                        -            -            -         6,399     10,255
 Taxes                         352        2,905          586         3,154      1,262
 Legal, audit and           12,704        9,623        7,664        13,107     16,131
  accounting
 Asset impairment charge   181,946            -            -             -          -
 Recovery of taxes         (35,648)           -            -             -          -
                        ----------    ---------    ---------     ---------  ---------
                           516,495      621,113      234,363       219,792    245,780
                         ----------   ---------    ---------     ---------  ---------
Income (loss) from        (383,405)    (247,891)      74,478        37,612     23,257
  operations
 Other income (losses)    (104,162)      24,369       13,783       (96,496)   (50,075)
                        ----------    ---------    ---------     ---------  ---------
Income (loss) before      (487,567)    (223,522)      88,261       (58,884)   (26,818)
 taxes
 Income taxes (benefit)     (1,300)     (26,860)      14,509       (10,774)    (6,212)
                        ----------    ---------    ---------     ---------  ---------
NET INCOME (LOSS)         (486,267)    (196,662)      73,752       (48,110)   (20,606)
Retained earnings
(deficit) at              (295,146)     (98,484)    (172,236)     (124,126)  (103,520)
 beginning of year      ----------    ---------    ---------     ---------  ---------
Retained earnings       $ (781,413)  $ (295,146)   $ (98,484)    $(172,236) $(124,126)
 (deficit) at end of    ===========  ==========    =========     =========  =========
 year
Capital stock and paid  $1,380,134   $1,380,134    1,380,134    $1,380,134 $1,380,134
 in capital            ===========   ==========   ==========    ========== ==========
Average common shares    4,244,060    4,244,060    4,244,060     4,244,060  4,244,060
                       ===========   ==========   ==========    ========== ==========
Income (loss) per      $      (.11)  $     (.05)  $      .02    $     (.01) $    (.00)
share                  ===========   ==========   ==========    ========== ==========




          See auditor's report on other financial information

                       GLADSTONE RESOURCES, INC.
                           December 31, 1998




SCHEDULE II - AMOUNTS RECEIVABLE FROM RELATED PARTIES
-----------
                    Balance                              Balance
Debtor:             1-1-98       Additions   Deductions  12-31-98
                    -------     ----------  ----------  -----------
E. B. Brooks, Jr.   $18,519       $63,504     $82,023*    $   --

The above amounts are for working interests in gas sales in Schleicher County Texas and the amount is paid by Brooks monthly as he receives the sale proceeds.

  *This amount consists of payments received of $72,602 and $9,421 offset by the amount owed to Mr. Brooks.



SCHEDULE V - PROPERTY, PLANT AND EQUIPMENT
----------

                     Balance                                 Balance
Description:          1-1-98       Additions   Retirement    12-31-98
                    ----------     ----------  ----------   ----------
Oil and gas         $2,044,925     $ 154,481    $ 388,171   $1,811,235
 properties
Automotive              27,751            --       27,751          --
 equipment
Furniture and            2,100        17,128        2,100       27,128
 equipment          ----------     ---------   ----------   ----------
     Totals         $2,074,776     $ 171,609    $ 418,022   $1,828,363
                    ==========     =========   ==========   ==========



SCHEDULE VI - ACCUMULATED DEPRECIATION,   DEPLETION AND
-----------
AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

                      Balance                                  Balance
Description:           1-1-98      Additions    Retirement    12-31-98
                    ----------   -------------  ----------- ------------
Oil and gas         $1,249,627    $  90,846        $ 59,842   $1,280,631
 properties
Automotive               7,960        2,664          10,624           --
 equipment
Furniture and            2,100           --           2,100           --
 equipment          ----------    ---------      ----------   ----------
     Totals         $1,259,687    $  93,510        $ 72,566   $1,280,631
                    ==========    =========      ==========   ==========




See auditor's report on other financial information

                       GLADSTONE RESOURCES, INC.
         CAPITALIZED COSTS OF OIL AND GAS PRODUCING ACTIVITIES
               For the two years ended December 31, 1998



                             DISCLOSURE 2
                             ------------



                                                                          United States Total
                                                                 -------------------------------
                                                                       1998               1997
                                                                 ------------         -----------

Capitalized costs - proved properties                            $  1,753,971          $ 1,966,105
Capitalized costs - unproven properties                                57,264               78,820
                                                                 ------------          -----------
Total capitalized costs                                             1,811,235            2,044,925

Accumulated depletion and depreciation                             (1,280,631)          (1,249,627)
                                                                 ------------          -----------
Net costs                                                        $    530,604          $   795,298
                                                                 ============          ===========



               See auditor's report on other financial Information

                            GLADSTONE RESOURCES, INC.
                     COSTS INCURRED IN OIL AND GAS PROPERTY
               ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES
                   For the three years ended December 31, 1998



                                  DISCLOSURE 3
                                  ------------

                                                  United States Totals
                                   ---------------------------------------------
                                       1998                1997           1996
                                    ----------          ----------      --------
Acquisition of properties:
     Proved                         $       --          $      --       $     --
     Unproven                           29,939             45,059         10,978

Exploration                            243,765            311,595         97,544

Development costs                        4,451                690         20,188

Production costs                       118,909            113,964        142,053


               See auditor's report on other financial information

                            GLADSTONE RESOURCES, INC.
                 RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES
                   For the three years ended December 31, 1998



                                  DISCLOSURE 4
                                  ------------

                                                For United States
                                    --------------------------------------------
                                            1998           1997       1996
                                         -------        -------     -------
Sales                                    $ 264,002    $ 511,477    $ 472,915
                                         ---------    ---------    ---------
Production costs and taxes                 130,912      138,255      164,074

Exploration expenses (dry holes,
     abandonments and delay rents)         243,765     462,631        97,544
Asset impairment charge                    181,946         --             --
Depreciation, depletion and amortization    99,551     127,806       105,466
                                        ----------     --------    ---------
                                           656,174     728,692       367,084
                                         ---------     --------    ---------
Results of operations from producing
     activities (excluding corporate
     overhead and interest costs)        $(392,172)   $(217,215)   $ 105,831
                                        ==========     =========   =========

               See auditor's report on other financial information

                            GLADSTONE RESOURCES, INC.
                          RESERVE QUANTITY INFORMATION
                   For the three years ended December 31, 1998

                                  DISCLOSURE 5
                                  ------------


Proved developed reserves:*                            United States and Total
                                        -------------------------------------------------------
                                             1998               1997                1996
                                        --------------     -----------------    -----------------
                                         Oil     Gas(1)     Oil      Gas(1)    Oil     Gas(1)
                                        ------  ------     ------  ---------  -------  ---------
Beginning of year                       86,904  772,135   101,636  1,430,825  117,685  1,516,554

Development of new properties               --       --       --          --      126(2)      --

Revisions of previous estimates           (725)      66       --    (565,573)      --         --

Extensions of proved reserves               --       --       --          --       --         --

Sales of producing properties               --       --       --          --       --         --

Production                             (11,057) (62,690) (14,732)    (93,117) (16,175)   (85,729)
                                       -------  -------  -------     -------  -------  ---------
End of year                             75,122  709,511   86,904     772,135  101,636  1,430,825
                                                          ======     =======  =======  =========
Sale of properties (3)                 (75,122)(525,727)
                                       =======  =======
Balance after sale of Jan. 19, 1999         --  183,784
                                       =======  =======

----------------------------------
(1)  Gas includes gas liquids.
(2)  Production from two wells drilled in 1996 and at year end were declared as non-productive due to mechanical problems with the wells. Other wells drilled on the same leases in 1997 were non-productive.
(3)  The Company sold the Schleicher and Kent Counties properties on January 19,
     1999, effective as of October 1, 1998.



                    Oil quantities are in barrels.
                     Gas quantities are in MCF'S.


*All undeveloped reserves that may exist are on the same leases as the developed reserves and additional wells, if drilled, may or may not produce additional reserves.

          See auditor's report an other financial information

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
            UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                           December 31, 1998

                                ASSETS


                                                                   Pro Forma
                                               Historical         Adjustments       Pro Forma
                                              ------------        ------------      -----------
Current assets:
     Cash                                     $  23,372       $     315,000(2)       $   338,372
     Accounts receivable                          6,129                  --                6,129
                                              ---------          ----------          -----------
          Total current assets                   29,501             315,000              344,501

Property and equipment:
     Gas and oil properties (successful       1,811,235          (1,188,560)(1)          622,675
          efforts method)
     Equipment                                   17,128                  --               17,128
                                              ---------          -----------         -----------
                                              1,828,363          (1,188,560)             639,803
Less accumulated depletion
     and depreciation                        (1,280,631)            873,560(1)           407,071
                                              ---------          ----------          -----------
         Total property and equipment           547,732            (315,000)             232,732

Other assets:
     Cost in excess of amount assigned
     to net assets of subsidiary at date
     of acquisition                             337,000                  --              337,000
     Less accumulated amortization             (293,783)                 --             (293,783)
                                              ---------          ----------         ------------
 Total other assets                              43,217                  --               43,217
                                              ---------          ----------         ------------
                                              $ 620,450          $       --          $   620,450
                                              =========          ==========         ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                         $ 21,729           $                   $    21,729
     Accrued expenses                               --                  --                    --
                                              --------          ----------           -----------
          Total current liabilities             21,729                  --                21,729

Deferred income taxes                               --                  --                    --
                                            ----------          ----------           -----------
Stockholders' equity:
     Common stock                              150,000                  --               150,000
     Capital in excess of stated value        1,230,134                 --             1,230,134
     Retained earnings (deficit)               (781,413)                --              (781,413)
                                            -----------         ----------           -----------
          Total stockholders' equity            598,721                 --               598,721
                                            -----------         ----------          ------------
                                             $  620,450         $                    $   620,450
                                             ==========         ==========          ============


The accompanying notes are an integral part of this financial statement.

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
       UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                 For the year ended December 31, 1998



                                                          Pro Forma
                                     Historical          Adjustments         ProForma
                                    ------------        ------------       -----------
Sales:
     Gas and oil                    $  264,002          $   (213,377)(1)    $  50,625
                                    ----------          ------------        ---------
Cost of sales:
     Production taxes                   12,003                (8,604)(1)        3,399
     Well operating expense            118,909               (57,228)(1)       61,681
                                    ----------          ------------        ---------
                                       130,912               (65,832)          65,080
                                    ----------          ------------        ---------
Gross profit on sales                  133,090              (147,545)         (14,455)
                                    ----------          ------------        ---------

Expenses:
     Dry hole and abandonments         243,764                    --          243,764
     Depletion                          90,846               (61,433)(1)       29,413
     Depreciation and amortization      11,369                    --           11,369
     General and administrative         11,162                    --           11,162
     Taxes                                 352                    --              352
     Legal, audit and accounting        12,704                    --           12,704
     Asset impairment charge           181,946              (181,946)(3)           --
     Recovery of taxes                 (35,648)                   --          (35,648)
                                    ----------         -------------      -----------
                                       516,495              (243,379)         273,116
                                    ----------          -------------      ----------
Income (loss) from operations         (383,405)               95,834         (287,571)

Other income:
     Unrealized gain (loss) on
      investments                     (108,134)                   --         (108,134)
     Interest income                     3,972                    --            3,972
                                    ----------          ------------       ----------
Income (loss) before taxes            (487,567)               95,834         (391,733)
     Income taxes (benefit)- deferred   (1,300)                   --           (1,300)
                                    ----------          ------------      -----------
NET INCOME (LOSS)                   $ (486,267)         $     95,834       $ (390,433)
                                    ==========          ============      ===========
Earnings (loss) per share:
      Basic                         $     (.11)         $        .02      $      (.09)
                                    ==========          ============      ===========
      Diluted                       $     (.11)         $        .02      $      (.09)
                                    ==========         ==============      ==========


The accompanying notes are an integral part of this financial statement

               GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
       UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                 For the year ended December 31, 1997


                                                         Pro Forma
                                       Historical        Adjustments         ProForma
                                    -------------       ------------       -------------
Sales:
     Gas and oil                    $    511,477        $  (405,928)(1)      $ 105,549

Cost of sales:
     Production taxes                     24,291            (17,239)(1)          7,052
     Well operating expense              113,964            (52,055)(1)         61,909
                                    ------------        -----------           --------
                                         138,255             69,294             68,961
                                    ------------        -----------           --------
Gross profit on sales                    373,222           (336,634)            36,588
                                    ------------        -----------           --------
Expenses:
     Dry hole and abandonments           462,631              --               462,631
     Depletion                           115,003            (71,502)(1)         43,501
     Depreciation and amortization        18,100              --                18,100
     General and administrative           12,851              --                12,851
     Taxes                                 2,905              --                 2,905
     Legal, audit and accounting           9,623              --                 9,623
                                    ------------        -----------           --------
                                         621,113            (71,502)           549,611
                                    ------------        -----------           --------

Income (loss) from operations           (247,891)          (265,132)          (513,023)

Other income:
     Gain on sale of assets               13,429                --              13,429
     Unrealized gain (loss) on
       investments                          (937)               --                (937)
     Interest income                      11,877                --              11,877
                                    ------------        ------------          --------

Income (loss) before taxes              (223,522)          (265,132)          (488,654)
     Income taxes (benefit)-deferred     (26,860)           (31,860)           (58,720)
                                    ------------        -----------           --------
NET INCOME (LOSS)                   $   (196,662)       $  (233,272)        $ (429,934)
                                    ============        ===========         ==========
Earnings (loss) per share:
     Basic                          $       (.05)       $      (.05)        $     (.10)
                                    ============        ===========         ==========
     Diluted                        $       (.05)       $      (.05)        $     (.10)
                                    ============       ============         ==========


The accompanying notes are an integral part of this financial statement.

                    GLADSTONE RESOURCES, INC.  AND SUBSIDIARY
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      For the year ended December 31, 1996

                                                         Pro Forma
                                       Historical        Adjustments         ProForma
                                    --------------      ------------       -----------
Sales:
     Gas and oil                     $    472,915       $  (381,064)(1)      $ 91,851
                                     ------------       -----------          --------
Cost of sales:
     Production taxes                      22,021           (15,669)(1)         6,352
     Well operating expense               142,053           (60,159)(1)        81,894
                                    -------------       -----------          --------
                                          164,074           (75,828)           88,246
                                    -------------       -----------          --------
Gross profit on sales                     308,841          (305,236)            3,605
                                    -------------       -----------          --------
Expenses:
     Dry hole and abandonments             97,544                --            97,544
     Depletion                            101,275           (42,243)(1)        59,032
     Depreciation and amortization          9,072                --             9,072
     General and administrative            18,222                --            18,222
     Taxes                                    586                --               586
     Legal, audit and accounting            7,664                --             7,664
                                    -------------       -----------       -----------
                                          234,363           (42,243)          192,120
                                    -------------       -----------       -----------
Income (loss) from operations              74,478          (262,993)         (188,515)

Other income:
     Interest income                        7,637                --             7,637
     Recovery from uncollectible
          note receivable                   6,146                --             6,146
                                    -------------       -----------       -----------
Income (loss) before taxes                 88,261          (262,993)         (174,732)
     Income taxes (benefit)-deferred       14,509           (40,719)          (26,210)
                                    -------------       -----------       -----------
NET INCOME (LOSS)                   $      73,752      $   (222,274)      $  (148,522)
                                    =============       ===========       ===========
Earnings (loss) per share:
     Basic                          $         .02       $      (.05)      $      (.03)
                                    =============       ===========       ===========
     Diluted                        $         .02       $      (.05)      $      (.03)
                                    =============       ===========       ===========



The accompanying notes are an integral part of this financial statement.

                    GLADSTONE RESOURCES, INC.
   FOOTNOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET



(1) To reflect the elimination of assets relating to and resulting from the operations of the Schleicher and Kent
     Counties (Texas) oil and gas wells sold in connection with the Sale.

(2) To reflect the net proceeds resulting from and related to the Sale of the Schleicher and Kent County oil and gas wells calculated as follows:

        Gross proceeds from sale of assets             $315,000
                                                       =========

        (There were no fees or expenses associated with the sale)

(3) To reflect the loss for financial statement purposes resulting from the Sale of the oil and gas wells calculated as follows:

     Gross proceeds from sale of the wells        $315,000
     Net book value of assets relating to
         the wells                                (496,946)
                                                  ---------
     Impairment (loss) in value of assets
         recorded in 1998                         $181,946
                                                  =========

                MARKET INFORMATION AND DIVIDENDS

Market information

     There is no current public market for the company's common stock.

     According to the records of the Company's transfer agent, there were 539 holders of record of the Company's common stock at June 17, 1999.

Dividends

     The Company has not paid any cash dividends on its common stock, and it is not anticipated that dividend payments would be considered in the foreseeable future. The Board of Directors of the Company presently plans to retain the Company's earnings to finance the development and expansion of the Company's operations. Future dividend policy is subject to the discretion of the Board of Directors and will depend on a number of factors, including future earnings, capital requirements and the financial condition of the Company.

                            DIRECTORY

DIRECTORS

H. Wayne Gifford
President of Gifford Operating Company

Johnathan M. Hill
President of Hill & Hill
Production Company

Charles B. Humphrey
President of Humphrey Oil Corporation

Katherine R. Murphy
Vice President and Assistant Secretary
of Humphrey Oil Corporation

Fred Oliver
President of Petroleum Ventures

OFFICERS

Johnathan Hill
President

Sheila Irons
Vice President and Secretary

Katherine R. Murphy
Treasurer and Assistant Secretary

EXECUTIVE OFFICES

3500 Oak Lawn, Suite 590, LB 49
Dallas, Texas  75219
Telephone:  (214) 528-9710

LEGAL COUNSEL

Arter & Hadden LLP
1717 Main Street, Suite 4100
Dallas, Texas  75201

AUDITORS

Harold L. Ratcliff
4514 Cole Avenue, Suite 1010
Dallas, Texas  75205

TRANSFER AGENT

American Securities Transfer & Trust, Inc.
938 Quail Street, Suite 101
Lakewood, Colorado  80215

ANNUAL MEETING

The annual meeting of stockholders will be held at 3500 Oak Lawn, Suite 590, Dallas, Texas 75219 on July 15, 1999 at 10:00 a.m.
Stockholders of record on June 17, 1999 will be mailed an official notice of the meeting.


ANNUAL REPORT ON FORM 10-K

THE COMPANY, WITHOUT CHARGE, WILL PROVIDE TO EACH STOCKHOLDER, ON WRITTEN REQUEST, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K INCLUDING FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES, BUT WITHOUT EXHIBITS, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998. WRITTEN REQUESTS FOR SUCH FORM 10-K SHOULD BE DIRECTED TO SHEILA IRONS, SECRETARY, GLADSTONE RESOURCES, INC., 3500 OAK LAWN, SUITE 590, LB 49, DALLAS, TEXAS 75219.



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